03019280

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	869940 ~~0000809940~~
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
For Form 8-K, March 28, 2003, MLMI Series 2003-A2	~~333-101760~~ 0-29051

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE
INVESTORS, INC.

By: ______________________________

Name: John Winchester
Title: Authorized Signatory

Dated: March 28, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Merrill Lynch
655 records
Balance: 297,201,145

Selection Criteria: All records
Table of Contents

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1. Range of Principal Balances ($)

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 to 50,000.00	3	$121,999.98	0.04%
50,000.01 to 75,000.00	7	444,637.16	0.15
75,000.01 to 100,000.00	8	757,980.08	0.26
100,000.01 to 1,000,000.00	625	278,892,212.44	93.84
1,000,000.01 to 1,100,000.00	4	4,315,137.71	1.45
1,100,000.01 to 1,500,000.00	3	3,549,700.00	1.19
1,500,000.01 to 2,000,000.00	5	9,119,477.66	3.07
Total:	**655**	**$297,201,145.03**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately

$453,742.21. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $2,000,000.00 or less than $33,999.98.

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2. Range of Mortgage Rates (%)

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251 to 4.500	1	$638,136.62	0.21%
4.501 to 4.750	10	4,909,221.41	1.65
4.751 to 5.000	123	51,203,951.39	17.23
5.001 to 5.250	242	108,088,441.48	36.37
5.251 to 5.500	139	63,592,182.97	21.40
5.501 to 5.750	107	47,934,961.19	16.13
5.751 to 6.000	27	16,326,180.28	5.49
6.001 to 6.250	4	3,368,069.69	1.13
6.501 to 6.750	1	1,000,000.00	0.34
6.751 to 7.000	1	140,000.00	0.05
Total:	**655**	**$297,201,145.03**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.324% per annum and ranged from 4.375% per annum to 6.875% per annum.

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3. Range of Loan-to-Value Ratios at Origination (%) (1)

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of

			the Cut-off Date
10.01 to 20.00	2	$1,097,945.86	0.37%
20.01 to 30.00	20	9,028,701.08	3.04
30.01 to 40.00	29	15,324,322.46	5.16
40.01 to 50.00	50	22,420,883.45	7.54
50.01 to 60.00	81	42,274,497.78	14.22
60.01 to 70.00	127	58,268,128.95	19.61
70.01 to 75.00	102	47,637,854.58	16.03
75.01 to 80.00	149	63,179,285.44	21.26
80.01 to 85.00	12	4,496,580.45	1.51
85.01 to 90.00	20	7,122,900.11	2.40
90.01 to 95.00	20	7,507,610.06	2.53
95.01 to 100.00	43	18,842,434.81	6.34
Total:	**655**	**$297,201,145.03**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 67.36%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 100.00% or less than 16.67%.

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4. Property Type

Property Type	**Number of Loans**	**Aggregate Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
Single Family Residence	541	$252,774,025.84	85.05%
Condo	77	29,076,939.96	9.78
PUD	21	9,301,494.14	3.13
2-4 Family	10	3,526,884.91	1.19
Co-op	6	2,521,800.18	0.85

Total:	**655**	**$297,201,145.03**	**100.00%**

(1) Planned Unit Development

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5. Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	582	$269,811,856.15	90.78%
Second Home	47	21,516,053.01	7.24
Investment	26	5,873,235.87	1.98
Total:	**655**	**$297,201,145.03**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

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6. Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	356	$161,129,426.87	54.22%
Refinance - Cashout	175	79,081,141.76	26.61
Purchase	124	56,990,576.40	19.18
Total:	**655**	**$297,201,145.03**	**100.00%**

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7. Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	120	$58,041,428.13	19.53%
New Jersey	53	27,259,660.48	9.17
Michigan	43	18,661,393.03	6.28
Illinois	45	16,991,576.00	5.72
New York	34	16,980,194.10	5.71
Connecticut	25	15,719,668.65	5.29
Florida	36	15,505,981.99	5.22
Massachusetts	29	13,336,238.63	4.49
Colorado	26	13,022,859.90	4.38
Virginia	22	10,651,110.49	3.58
Georgia	23	10,622,720.10	3.57
Texas	21	9,271,877.14	3.12
North Carolina	23	8,998,591.21	3.03
Ohio	21	8,585,549.57	2.89
Maryland	15	8,245,539.71	2.77
Arizona	15	7,648,803.45	2.57
Washington	13	5,994,400.53	2.02
Pennsylvania	14	4,818,464.12	1.62
Utah	9	4,791,339.32	1.61
Indiana	10	3,174,152.88	1.07
New Hampshire	5	2,292,330.53	0.77
District of Columbia	5	2,216,410.42	0.75
Missouri	3	1,752,799.00	0.59
Delaware	3	1,362,890.00	0.46
Minnesota	4	1,199,881.77	0.40
Alabama	4	1,014,952.99	0.34
Idaho	2	975,938.00	0.33
Nevada	4	899,721.90	0.30

Tennessee	3	871,068.33	0.29
Rhode Island	3	860,053.00	0.29
South Carolina	4	820,495.68	0.28
Nebraska	2	611,150.00	0.21
Oklahoma	3	528,965.00	0.18
Louisiana	2	509,405.75	0.17
South Dakota	1	459,892.21	0.15
Oregon	3	406,771.86	0.14
Arkansas	1	379,646.54	0.13
Wisconsin	1	367,147.93	0.12
Mississippi	1	356,000.00	0.12
Maine	1	332,000.00	0.11
Kansas	1	277,435.95	0.09
Montana	1	207,026.96	0.07
Kentucky	1	177,611.78	0.06
Total:	**655**	**$297,201,145.03**	**100.00%**

Number of States Represented (including DC): 43

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8. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251 to 9.500	1	$638,136.62	0.21%
9.501 to 9.750	10	4,909,221.41	1.65
9.751 to 10.000	122	51,169,951.41	17.22
10.001 to 10.250	241	107,881,414.52	36.30
10.251 to 10.500	138	61,757,182.97	20.78
10.501 to 10.750	107	47,934,961.19	16.13
10.751 to 11.000	26	16,171,280.28	5.44

11.001 to 11.250	4	3,368,069.69	1.13
11.501 to 11.750	1	1,000,000.00	0.34
12.751 to 13.000	5	2,370,926.94	0.80
Total:	**655**	**$297,201,145.03**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.344% per annum and ranged from 9.375% per annum to 13.000% per annum.

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9. Remaining Terms to Stated Maturity in Months

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
342	1	$140,000.00	0.05%
347	1	573,745.64	0.19
349	1	154,900.00	0.05
350	2	892,500.00	0.30
353	7	3,436,537.86	1.16
354	2	1,244,046.71	0.42
355	211	97,452,925.87	32.79
356	247	117,133,007.23	39.41
357	157	64,990,096.64	21.87
358	18	7,705,594.56	2.59
359	8	3,477,790.52	1.17
Total:	**655**	**$297,201,145.03**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 356 months.

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10. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20060901	1	$140,000.00	0.05%
20070201	1	573,745.64	0.19
20070401	1	154,900.00	0.05
20070501	2	892,500.00	0.30
20070801	7	3,436,537.86	1.16
20070901	2	1,244,046.71	0.42
20071001	211	97,452,925.87	32.79
20071101	247	117,133,007.23	39.41
20071201	157	64,990,096.64	21.87
20080101	18	7,705,594.56	2.59
20080201	8	3,477,790.52	1.17
Total:	**655**	**$297,201,145.03**	**100.00%**

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11. Range of Credit Scores

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	4	$1,933,250.47	0.65%
551 to 575	1	360,000.00	0.12
576 to 600	8	2,514,219.14	0.85
601 to 625	20	8,576,757.62	2.89
626 to 650	41	17,043,716.03	5.73
651 to 675	55	23,745,236.79	7.99

676 to 700	77	35,979,236.58	12.11
701 to 725	76	33,971,260.03	11.43
726 to 750	99	47,872,289.43	16.11
751 to 775	150	71,363,837.54	24.01
776 to 800	110	48,058,340.98	16.17
801 to 820	14	5,783,000.42	1.95
Total:	**655**	**$297,201,145.03**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 728.

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12. Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	566	$258,108,567.34	86.85%
2.750	89	39,092,577.69	13.15
Total:	**655**	**$297,201,145.03**	**100.00%**

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13. Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	370	$162,999,026.31	54.84%
Alternative	121	54,442,593.46	18.32
No Income Verifier	97	48,115,691.43	16.19

Stated Income	48	22,542,390.34	7.58
No Documentation	19	9,101,443.49	3.06
Total:	**655**	**$297,201,145.03**	**100.00%**

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14. Originators

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	562	$256,736,314.24	86.38%
GMAC	60	27,122,489.03	9.13
CENDANT	33	13,342,341.76	4.49
Total:	**655**	**$297,201,145.03**	**100.00%**

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15. Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	2	$1,097,945.86	0.37%
20.01 to 30.00	20	9,028,701.08	3.04
30.01 to 40.00	29	15,324,322.46	5.16
40.01 to 50.00	66	26,244,603.06	8.83
50.01 to 60.00	81	42,274,497.78	14.22
60.01 to 70.00	193	91,566,772.01	30.81

70.01 to 75.00	101	47,512,998.58	15.99
75.01 to 80.00	145	59,939,419.44	20.17
80.01 to 85.00	3	882,454.18	0.30
85.01 to 90.00	7	1,600,331.50	0.54
90.01 to 95.00	8	1,729,099.08	0.58
Total:	**655**	**$297,201,145.03**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 64.20%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 16.67%.

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L:\Whole Loan Activity\GMI\Inventory List\sales\2003\MLMI 2003 A2 300m\march 18\prosup\Delany_300million 32003.cas
Mar 21, 2003 15:11

Merrill Lynch
1,112 records
Balance: 511,427,695

Selection Criteria: All records
Table of Contents

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1. Range of Principal Balances ($)

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 to 50,000.00	3	$144,316.12	0.03%
50,000.01 to 75,000.00	9	547,154.36	0.11
75,000.01 to 100,000.00	8	705,509.57	0.14
100,000.01 to 1,000,000.00	1,075	482,142,786.73	94.27
1,000,000.01 to 1,100,000.00	2	2,119,500.00	0.41
1,100,000.01 to 1,500,000.00	8	10,652,428.38	2.08
1,500,000.01 to 2,000,000.00	6	11,116,000.00	2.17
3,500,000.01 to 4,000,000.00	1	4,000,000.00	0.78
Total:	**1,112**	**$511,427,695.16**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $459,916.99. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $4,000,000.00 or less than $46,866.12.

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2. Range of Mortgage Rates (%)

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 to 4.250	2	$539,235.50	0.11%
4.251 to 4.500	7	2,597,576.90	0.51
4.501 to 4.750	24	10,341,733.82	2.02
4.751 to 5.000	72	28,002,614.26	5.48
5.001 to 5.250	158	69,221,714.72	13.53
5.251 to 5.500	299	131,455,712.17	25.70
5.501 to 5.750	329	155,355,128.52	30.38
5.751 to 6.000	174	87,387,204.37	17.09
6.001 to 6.250	34	19,865,949.12	3.88
6.251 to 6.500	6	2,290,047.80	0.45
6.501 to 6.750	3	1,958,254.63	0.38
6.751 to 7.000	3	812,523.35	0.16
7.001 to 7.250	1	1,600,000.00	0.31
Total:	**1,112**	**$511,427,695.16**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.548% per annum and ranged from 4.125% per annum to 7.250% per annum.

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3. Range of Loan-to-Value Ratios at Origination (%) (1)

		Aggregate	

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	7	$3,172,550.00	0.62%
20.01 to 30.00	23	11,058,097.60	2.16
30.01 to 40.00	57	27,598,811.09	5.40
40.01 to 50.00	84	41,161,199.56	8.05
50.01 to 60.00	145	80,632,345.87	15.77
60.01 to 70.00	190	83,727,118.78	16.37
70.01 to 75.00	163	79,026,621.49	15.45
75.01 to 80.00	310	129,979,952.04	25.42
80.01 to 85.00	20	6,877,388.91	1.34
85.01 to 90.00	30	9,771,979.66	1.91
90.01 to 95.00	28	8,904,276.84	1.74
95.01 to 100.00	54	29,089,244.74	5.69
100.01 to 105.00	1	428,108.58	0.08
Total:	**1,112**	**$511,427,695.16**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 67.37%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 102.31% or less than 11.36%.

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4. Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	983	$459,410,239.30	89.83%

Condo	85	33,545,321.91	6.56
PUD	22	8,475,509.48	1.66
Co-op	15	5,874,008.08	1.15
2-4 Family	7	4,122,616.39	0.81
Total:	**1,112**	**$511,427,695.16**	**100.00%**

(1) Planned Unit Development

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5. Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	1,019	$471,019,140.56	92.10%
Second Home	61	32,468,187.51	6.35
Investment	32	7,940,367.09	1.55
Total:	**1,112**	**$511,427,695.16**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

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6. Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	528	$247,980,410.45	48.49%
Refinance - Cashout	300	135,375,484.55	26.47
Purchase	284	128,071,800.16	25.04

Total:	**1,112**	**$511,427,695.16**	**100.00%**

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7. Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	215	$107,058,089.83	20.93%
New Jersey	95	41,408,564.60	8.10
New York	75	37,700,751.48	7.37
Michigan	64	30,082,473.37	5.88
Massachusetts	53	27,349,613.01	5.35
Florida	64	25,980,009.97	5.08
Virginia	55	25,869,156.38	5.06
Texas	52	22,621,508.94	4.42
Illinois	52	21,352,900.43	4.18
Connecticut	31	17,690,857.96	3.46
Arizona	29	13,953,748.82	2.73
Georgia	27	12,872,460.97	2.52
Minnesota	28	12,749,070.99	2.49
Maryland	23	11,103,251.07	2.17
Colorado	22	10,252,235.81	2.00
Pennsylvania	23	10,213,222.65	2.00
Washington	25	9,757,515.43	1.91
North Carolina	23	9,323,589.16	1.82
South Carolina	14	8,205,350.20	1.60
Ohio	15	6,196,386.89	1.21
Alabama	13	4,888,884.83	0.96
District of Columbia	8	4,684,111.40	0.92
Tennessee	12	4,229,008.98	0.83

Indiana	13	4,134,718.83	0.81
Nevada	5	2,808,518.38	0.55
Wisconsin	6	2,575,170.61	0.50
Utah	6	2,536,715.63	0.50
Missouri	5	2,428,925.00	0.47
Kentucky	7	2,333,641.10	0.46
Oregon	7	2,132,931.90	0.42
Kansas	4	1,885,475.00	0.37
Idaho	4	1,600,796.41	0.31
New Mexico	2	1,509,000.00	0.30
Louisiana	6	1,491,595.89	0.29
Hawaii	2	1,273,250.00	0.25
Rhode Island	2	1,122,722.00	0.22
Nebraska	3	1,021,000.00	0.20
Maine	2	983,800.00	0.19
Wyoming	2	905,784.00	0.18
Vermont	2	899,447.93	0.18
Iowa	3	855,796.91	0.17
Delaware	3	699,022.40	0.14
Mississippi	2	665,474.00	0.13
Montana	2	640,373.42	0.13
Arkansas	2	453,835.51	0.09
New Hampshire	1	439,003.35	0.09
Alaska	1	224,000.00	0.04
Oklahoma	1	203,000.00	0.04
North Dakota	1	60,933.72	0.01
Total:	**1,112**	**$511,427,695.16**	**100.00%**

Number of States Represented (including DC): 49

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8. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.001 to 9.250	2	$539,235.50	0.11%
9.251 to 9.500	7	2,597,576.90	0.51
9.501 to 9.750	24	10,341,733.82	2.02
9.751 to 10.000	72	28,002,614.26	5.48
10.001 to 10.250	156	68,239,473.72	13.34
10.251 to 10.500	294	129,194,359.97	25.26
10.501 to 10.750	328	154,980,128.58	30.30
10.751 to 11.000	170	81,395,712.23	15.92
11.001 to 11.250	32	17,782,636.05	3.48
11.251 to 11.500	6	2,290,047.80	0.45
11.501 to 11.750	3	1,958,254.63	0.38
11.751 to 12.000	1	993,441.14	0.19
12.501 to 12.750	1	562,241.00	0.11
12.751 to 13.000	15	10,950,239.56	2.14
13.001 to 13.250	1	1,600,000.00	0.31
Total:	**1,112**	**$511,427,695.16**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.600% per annum and ranged from 9.125% per annum to 13.250% per annum.

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9. Remaining Terms to Stated Maturity in Months

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
176	1	$321,337.44	0.06%

337	1	62,523.45	0.01
340	2	749,999.90	0.15
341	1	1,600,000.00	0.31
343	1	993,441.14	0.19
347	1	250,000.00	0.05
351	2	532,781.61	0.10
353	4	1,824,492.48	0.36
354	11	4,913,858.99	0.96
355	153	72,918,103.78	14.26
356	196	90,682,236.44	17.73
357	430	198,662,344.80	38.84
358	211	95,956,323.77	18.76
359	97	41,360,251.36	8.09
360	1	600,000.00	0.12
Total:	**1,112**	**$511,427,695.16**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 357 months.

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10. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20060701	1	$624,999.90	0.12%
20061001	1	993,441.14	0.19
20070601	1	101,313.07	0.02
20070801	2	984,556.00	0.19
20070901	5	2,067,629.91	0.40
20071001	117	54,862,820.57	10.73
20071101	113	53,921,109.49	10.54

20071201	76	30,710,070.51	6.00
20080101	11	4,522,667.38	0.88
20080201	4	1,762,402.11	0.34
20080401	1	62,523.45	0.01
20080701	1	125,000.00	0.02
20090201	1	250,000.00	0.05
20090601	1	431,468.54	0.08
20090801	2	839,936.48	0.16
20090901	5	2,726,691.83	0.53
20091001	34	16,936,971.21	3.31
20091101	80	35,493,269.14	6.94
20091201	278	129,438,038.15	25.31
20100101	182	84,036,719.10	16.43
20100201	93	39,597,849.25	7.74
20100301	1	600,000.00	0.12
20110801	1	1,600,000.00	0.31
20120901	1	119,537.25	0.02
20121001	2	1,118,312.00	0.22
20121101	4	1,589,195.25	0.31
20121201	75	38,217,236.14	7.47
20130101	19	7,693,937.29	1.50
Total:	**1,112**	**$511,427,695.16**	**100.00%**

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11. Range of Credit Scores

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	17	$9,744,125.26	1.91%
526 to 550	4	1,695,464.57	0.33

551 to 575	1	244,492.96	0.05
576 to 600	5	1,050,454.76	0.21
601 to 625	29	9,254,007.15	1.81
626 to 650	47	17,705,275.83	3.46
651 to 675	76	36,295,283.85	7.10
676 to 700	110	47,590,535.92	9.31
701 to 725	134	60,109,431.49	11.75
726 to 750	190	85,456,014.31	16.71
751 to 775	246	121,055,327.94	23.67
776 to 800	232	110,355,946.41	21.58
801 to 820	21	10,871,334.71	2.13
Total:	**1,112**	**$511,427,695.16**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 737.

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12. Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	864	$407,888,732.62	79.75%
2.250	5	2,254,424.68	0.44
2.750	242	100,917,508.80	19.73
3.125	1	367,029.06	0.07
Total:	**1,112**	**$511,427,695.16**	**100.00%**

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13. Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	665	$301,589,904.41	58.97%
Alternative	205	94,085,182.61	18.40
No Income - Full Assets	91	47,024,023.13	9.19
Stated	98	42,930,373.27	8.39
No Income Verifier	43	21,050,492.54	4.12
No Documentation	8	3,471,983.27	0.68
Streamlined	2	1,275,735.93	0.25
Total:	**1,112**	**$511,427,695.16**	**100.00%**

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14. Originators

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	792	$365,384,516.21	71.44%
MLCC	273	125,136,852.89	24.47
GMAC	42	18,651,901.38	3.65
NATCITY	5	2,254,424.68	0.44
Total:	**1,112**	**$511,427,695.16**	**100.00%**

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15. Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

		Aggregate Principal	% of Aggregate

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Balance Outstanding as of the Cut-off Date	Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	7	$3,172,550.00	0.62%
20.01 to 30.00	23	11,058,097.60	2.16
30.01 to 40.00	57	27,598,811.09	5.40
40.01 to 50.00	104	49,671,242.34	9.71
50.01 to 60.00	147	83,312,185.11	16.29
60.01 to 70.00	263	120,691,774.63	23.60
70.01 to 75.00	157	75,093,688.49	14.68
75.01 to 80.00	307	128,498,952.04	25.13
80.01 to 85.00	7	2,454,663.92	0.48
85.01 to 90.00	22	6,127,558.41	1.20
90.01 to 95.00	18	3,748,171.53	0.73
Total:	**1,112**	**$511,427,695.16**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 64.68%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 11.36%.

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L:\Whole Loan Activity\GMI\Inventory List\sales\2003\MLMI 2003 A2 500M\march 18\PROSUP\Delany_500million 32103.cas
Mar 21, 2003 15:16

Merrill Lynch
331 records
Balance: 150,551,010

Selection Criteria: Group 1
Table of Contents

1. Range of Principal Balances ($)

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
25,000.01 to 50,000.00	3	$144,316.12	0.10%
50,000.01 to 75,000.00	6	351,316.91	0.23
75,000.01 to 100,000.00	1	100,000.00	0.07
100,000.01 to 1,000,000.00	313	135,380,440.96	89.92
1,000,000.01 to 1,100,000.00	1	1,097,000.00	0.73
1,100,000.01 to 1,500,000.00	3	3,943,936.09	2.62
1,500,000.01 to 2,000,000.00	3	5,534,000.00	3.68
3,500,000.01 to 4,000,000.00	1	4,000,000.00	2.66
Total:	**331**	**$150,551,010.08**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $454,836.89. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $4,000,000.00 or less than $46,866.12.

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2. Range of Mortgage Rates (%)

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.001 to 4.250	2	$539,235.50	0.36%
4.251 to 4.500	6	2,163,554.18	1.44
4.501 to 4.750	5	2,102,087.75	1.40
4.751 to 5.000	49	17,951,836.97	11.92
5.001 to 5.250	122	54,053,568.48	35.90
5.251 to 5.500	72	33,789,431.98	22.44
5.501 to 5.750	54	25,102,406.00	16.67
5.751 to 6.000	14	11,422,306.24	7.59
6.001 to 6.250	4	1,274,796.99	0.85
6.501 to 6.750	2	1,526,786.09	1.01
6.751 to 7.000	1	624,999.90	0.42
Total:	**331**	**$150,551,010.08**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.363% per annum and ranged from 4.125% per annum to 6.875% per annum.

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3. Range of Loan-to-Value Ratios at Origination (%) (1)

		Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	as of the Cut-off Date	Outstanding as of the Cut-off Date
10.01 to 20.00	3	$1,794,550.00	1.19%
20.01 to 30.00	11	5,511,115.89	3.66
30.01 to 40.00	14	5,247,260.48	3.49
40.01 to 50.00	22	9,317,230.65	6.19
50.01 to 60.00	38	21,732,885.50	14.44
60.01 to 70.00	68	28,955,195.83	19.23
70.01 to 75.00	52	24,815,392.50	16.48
75.01 to 80.00	76	31,475,435.60	20.91
80.01 to 85.00	8	3,163,512.81	2.10
85.01 to 90.00	6	1,450,259.36	0.96
90.01 to 95.00	13	3,751,528.01	2.49
95.01 to 100.00	20	13,336,643.45	8.86
Total:	**331**	**$150,551,010.08**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 68.15%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 100.00% or less than 15.60%.

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4. Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	277	$131,872,590.73	87.59%
Condo	34	11,349,604.71	7.54
PUD	11	4,370,656.89	2.90
Co-op	6	2,000,457.75	1.33

2-4 Family	3	957,700.00	0.64
Total:	**331**	**$150,551,010.08**	**100.00%**

(1) Planned Unit Development

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5. Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	301	$139,229,493.57	92.48%
Second Home	20	9,456,546.60	6.28
Investment	10	1,864,969.91	1.24
Total:	**331**	**$150,551,010.08**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

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6. Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	173	$80,053,113.63	53.17%
Purchase	78	36,649,545.55	24.34
Refinance - Cashout	80	33,848,350.90	22.48
Total:	**331**	**$150,551,010.08**	**100.00%**

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7. Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	67	$31,858,843.73	21.16%
Michigan	22	10,830,902.73	7.19
Texas	23	10,758,624.55	7.15
New York	21	9,864,578.53	6.55
New Jersey	22	8,611,849.02	5.72
Massachusetts	15	7,424,319.45	4.93
Connecticut	10	7,210,603.47	4.79
Arizona	8	6,262,140.42	4.16
Illinois	17	6,037,408.65	4.01
Virginia	13	5,449,834.70	3.62
Georgia	10	4,585,796.61	3.05
South Carolina	6	4,304,402.79	2.86
Colorado	10	4,217,882.55	2.80
Florida	11	3,409,327.63	2.26
North Carolina	9	2,858,788.58	1.90
Pennsylvania	7	2,368,202.48	1.57
Missouri	3	2,091,500.00	1.39
Ohio	4	2,087,881.00	1.39
Indiana	5	1,915,183.83	1.27
District of Columbia	4	1,850,093.36	1.23
Alabama	5	1,794,456.38	1.19
Nevada	2	1,755,091.18	1.17
Minnesota	4	1,537,443.01	1.02
Wisconsin	3	1,323,604.45	0.88
Utah	3	1,245,216.63	0.83
Maryland	3	1,159,878.31	0.77
Washington	3	1,083,929.97	0.72
Kentucky	3	1,053,337.51	0.70

Kansas	1	859,975.00	0.57
Tennessee	3	837,800.00	0.56
Delaware	3	699,022.40	0.46
Hawaii	1	573,250.00	0.38
Nebraska	1	545,500.00	0.36
Oregon	2	475,050.00	0.32
Arkansas	2	453,835.51	0.30
Iowa	1	347,500.00	0.23
Montana	1	321,547.93	0.21
Mississippi	1	300,474.00	0.20
Rhode Island	1	125,000.00	0.08
North Dakota	1	60,933.72	0.04
Total:	**331**	**$150,551,010.08**	**100.00%**

Number of States Represented (including DC): 40

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8. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.001 to 9.250	2	$539,235.50	0.36%
9.251 to 9.500	6	2,163,554.18	1.44
9.501 to 9.750	5	2,102,087.75	1.40
9.751 to 10.000	49	17,951,836.97	11.92
10.001 to 10.250	121	53,633,568.48	35.62
10.251 to 10.500	70	32,760,438.71	21.76
10.501 to 10.750	54	25,102,406.00	16.67
10.751 to 11.000	12	6,428,865.10	4.27
11.001 to 11.250	3	1,173,483.92	0.78
11.501 to 11.750	2	1,526,786.09	1.01

11.751 to 12.000	1	993,441.14	0.66
12.751 to 13.000	6	6,175,306.24	4.10
Total:	**331**	**$150,551,010.08**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.454% per annum and ranged from 9.125% per annum to 13.000% per annum.

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9. Remaining Terms to Stated Maturity in Months

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
176	1	$321,337.44	0.21%
340	1	624,999.90	0.42
343	1	993,441.14	0.66
351	1	101,313.07	0.07
353	2	984,556.00	0.65
354	5	2,067,629.91	1.37
355	117	54,862,820.57	36.44
356	112	53,599,772.05	35.60
357	77	31,007,070.51	20.60
358	10	4,225,667.38	2.81
359	4	1,762,402.11	1.17
Total:	**331**	**$150,551,010.08**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 355 months.

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10. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20060701	1	$624,999.90	0.42%
20061001	1	993,441.14	0.66
20070601	1	101,313.07	0.07
20070801	2	984,556.00	0.65
20070901	5	2,067,629.91	1.37
20071001	117	54,862,820.57	36.44
20071101	113	53,921,109.49	35.82
20071201	76	30,710,070.51	20.40
20080101	11	4,522,667.38	3.00
20080201	4	1,762,402.11	1.17
Total:	**331**	**$150,551,010.08**	**100.00%**

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11. Range of Credit Scores

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	2	$1,818,693.55	1.21%
526 to 550	3	1,307,644.85	0.87
576 to 600	4	900,854.76	0.60
601 to 625	11	2,930,702.78	1.95
626 to 650	19	6,183,232.13	4.11
651 to 675	31	15,575,800.80	10.35
676 to 700	34	13,994,077.85	9.30
701 to 725	31	14,230,401.37	9.45
726 to 750	53	23,696,838.48	15.74

751 to 775	75	35,519,618.41	23.59
776 to 800	62	31,224,499.60	20.74
801 to 820	6	3,168,645.50	2.10
Total:	**331**	**$150,551,010.08**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 732.

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12. Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	269	$123,169,408.41	81.81%
2.750	62	27,381,601.67	18.19
Total:	**331**	**$150,551,010.08**	**100.00%**

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13. Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	187	$84,839,315.53	56.35%
Alternative	67	29,935,542.32	19.88
No Income Verifier	43	21,050,492.54	13.98
Stated	24	9,977,940.49	6.63
No Documentation	8	3,471,983.27	2.31
Streamlined	2	1,275,735.93	0.85

Total:	331	$150,551,010.08	100.00%

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14. Originators

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
MLCC	273	$125,136,852.89	83.12%
GMAC	42	18,651,901.38	12.39
CENDANT	16	6,762,255.81	4.49
Total:	**331**	**$150,551,010.08**	**100.00%**

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15. Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	3	$1,794,550.00	1.19%
20.01 to 30.00	11	5,511,115.89	3.66
30.01 to 40.00	14	5,247,260.48	3.49
40.01 to 50.00	28	14,561,651.50	9.67
50.01 to 60.00	39	22,811,885.67	15.15
60.01 to 70.00	93	40,989,963.24	27.23
70.01 to 75.00	51	24,302,171.50	16.14
75.01 to 80.00	76	31,475,435.60	20.91

80.01 to 85.00	2	766,873.47	0.51
85.01 to 90.00	4	943,748.36	0.63
90.01 to 95.00	10	2,146,354.37	1.43
Total:	**331**	**$150,551,010.08**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 64.03%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 15.60%.

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L:\Whole Loan Activity\GMI\Inventory List\sales\2003\MLMI 2003 A2 500M\march 18\PROSUP\Delany_500million 32103.cas
Mar 21, 2003 15:17

Merrill Lynch
679 records
Balance: 310,538,467

Selection Criteria: Group 2
Table of Contents

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1. Range of Principal Balances ($)

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 to 75,000.00	3	$195,837.45	0.06%
75,000.01 to 100,000.00	6	511,109.57	0.16
100,000.01 to 1,000,000.00	662	298,118,527.84	96.00
1,000,000.01 to 1,100,000.00	1	1,022,500.00	0.33
1,100,000.01 to 1,500,000.00	5	6,708,492.29	2.16
1,500,000.01 to 2,000,000.00	2	3,982,000.00	1.28
Total:	**679**	**$310,538,467.15**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $457,346.79. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $2,000,000.00 or less than $62,523.45.

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2. Range of Mortgage Rates (%)

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251 to 4.500	1	$434,022.72	0.14%
4.501 to 4.750	19	8,239,646.07	2.65
4.751 to 5.000	23	10,050,777.29	3.24
5.001 to 5.250	33	13,846,038.09	4.46
5.251 to 5.500	223	95,722,768.43	30.82
5.501 to 5.750	233	111,015,595.95	35.75
5.751 to 6.000	116	52,914,377.08	17.04
6.001 to 6.250	23	15,525,738.98	5.00
6.251 to 6.500	5	2,170,510.55	0.70
6.501 to 6.750	1	431,468.54	0.14
6.751 to 7.000	2	187,523.45	0.06
Total:	**679**	**$310,538,467.15**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.590% per annum and ranged from 4.375% per annum to 7.000% per annum.

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3. Range of Loan-to-Value Ratios at Origination (%) (1)

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date

10.01 to 20.00	4	$1,378,000.00	0.44%
20.01 to 30.00	11	4,708,981.71	1.52
30.01 to 40.00	40	20,460,258.92	6.59
40.01 to 50.00	54	28,654,111.55	9.23
50.01 to 60.00	91	48,974,682.71	15.77
60.01 to 70.00	105	46,561,776.68	14.99
70.01 to 75.00	102	49,205,129.24	15.85
75.01 to 80.00	200	83,587,160.05	26.92
80.01 to 85.00	9	2,454,501.45	0.79
85.01 to 90.00	21	6,585,720.30	2.12
90.01 to 95.00	13	4,658,348.83	1.50
95.01 to 100.00	28	12,881,687.13	4.15
100.01 to 105.00	1	428,108.58	0.14
Total:	**679**	**$310,538,467.15**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 66.73%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 102.31% or less than 11.36%.

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4. Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	610	$280,376,622.87	90.29%
Condo	47	21,105,743.98	6.80
PUD	11	4,104,852.59	1.32
Co-op	8	3,386,331.32	1.09
2-4 Family	3	1,564,916.39	0.50

Total:	**679**	**$310,538,467.15**	**100.00%**

(1) Planned Unit Development

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5. Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	624	$284,459,729.21	91.60%
Second Home	37	20,970,204.94	6.75
Investment	18	5,108,533.00	1.65
Total:	**679**	**$310,538,467.15**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

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6. Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	300	$140,869,128.79	45.36%
Refinance - Cashout	194	89,524,954.63	28.83
Purchase	185	80,144,383.73	25.81
Total:	**679**	**$310,538,467.15**	**100.00%**

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7. Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	132	$65,873,141.69	21.21%
New Jersey	65	29,457,108.31	9.49
New York	46	22,409,460.95	7.22
Florida	49	20,704,409.51	6.67
Massachusetts	34	18,821,793.65	6.06
Michigan	40	18,283,374.00	5.89
Virginia	35	16,460,744.77	5.30
Illinois	32	13,963,971.78	4.50
Minnesota	20	8,982,054.00	2.89
Maryland	16	8,231,628.13	2.65
Texas	21	8,131,097.09	2.62
Georgia	16	7,926,664.36	2.55
Connecticut	16	7,845,493.34	2.53
Arizona	21	7,691,608.40	2.48
Washington	19	7,141,886.46	2.30
Pennsylvania	13	6,296,263.90	2.03
Colorado	11	5,197,853.26	1.67
North Carolina	11	5,066,188.79	1.63
Ohio	9	3,603,705.89	1.16
South Carolina	7	3,340,786.48	1.08
Tennessee	8	3,271,042.98	1.05
District of Columbia	3	1,984,018.04	0.64
Indiana	6	1,715,994.00	0.55
Oregon	5	1,657,881.90	0.53
Alabama	5	1,618,233.45	0.52
New Mexico	2	1,509,000.00	0.49
Louisiana	5	1,326,595.89	0.43
Wisconsin	3	1,251,566.16	0.40

Idaho	3	1,247,360.44	0.40
Rhode Island	1	997,722.00	0.32
Wyoming	2	905,784.00	0.29
Vermont	2	899,447.93	0.29
Utah	2	891,800.00	0.29
Kentucky	3	746,303.59	0.24
Hawaii	1	700,000.00	0.23
Nevada	2	676,756.75	0.22
Maine	1	600,000.00	0.19
Kansas	2	557,500.00	0.18
Iowa	2	508,296.91	0.16
Nebraska	2	475,500.00	0.15
New Hampshire	1	439,003.35	0.14
Mississippi	1	365,000.00	0.12
Missouri	2	337,425.00	0.11
Alaska	1	224,000.00	0.07
Oklahoma	1	203,000.00	0.07
Total:	**679**	**$310,538,467.15**	**100.00%**

Number of States Represented (including DC): 45

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8. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251 to 9.500	1	$434,022.72	0.14%
9.501 to 9.750	19	8,239,646.07	2.65
9.751 to 10.000	23	10,050,777.29	3.24
10.001 to 10.250	32	13,283,797.09	4.28
10.251 to 10.500	220	94,490,409.50	30.43

10.501 to 10.750	232	110,640,596.01	35.63
10.751 to 11.000	115	52,611,326.08	16.94
11.001 to 11.250	22	13,543,738.98	4.36
11.251 to 11.500	5	2,170,510.55	0.70
11.501 to 11.750	1	431,468.54	0.14
12.501 to 12.750	1	562,241.00	0.18
12.751 to 13.000	8	4,079,933.32	1.31
Total:	**679**	**$310,538,467.15**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.621% per annum and ranged from 9.375% per annum to 13.000% per annum.

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9. Remaining Terms to Stated Maturity in Months

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
337	1	$62,523.45	0.02%
340	1	125,000.00	0.04
347	1	250,000.00	0.08
351	1	431,468.54	0.14
353	2	839,936.48	0.27
354	5	2,726,691.83	0.88
355	34	16,936,971.21	5.45
356	80	35,493,269.14	11.43
357	278	129,438,038.15	41.68
358	182	84,036,719.10	27.06
359	93	39,597,849.25	12.75
360	1	600,000.00	0.19
Total:	**679**	**$310,538,467.15**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 357 months.

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10. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20080401	1	$62,523.45	0.02%
20080701	1	125,000.00	0.04
20090201	1	250,000.00	0.08
20090601	1	431,468.54	0.14
20090801	2	839,936.48	0.27
20090901	5	2,726,691.83	0.88
20091001	34	16,936,971.21	5.45
20091101	80	35,493,269.14	11.43
20091201	278	129,438,038.15	41.68
20100101	182	84,036,719.10	27.06
20100201	93	39,597,849.25	12.75
20100301	1	600,000.00	0.19
Total:	**679**	**$310,538,467.15**	**100.00%**

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11. Range of Credit Scores

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	15	$7,925,431.71	2.55%

526 to 550	1	387,819.72	0.12
576 to 600	1	149,600.00	0.05
601 to 625	14	4,647,773.36	1.50
626 to 650	24	9,888,107.73	3.18
651 to 675	39	17,883,737.64	5.76
676 to 700	67	28,624,092.74	9.22
701 to 725	88	39,164,555.07	12.61
726 to 750	125	55,393,729.70	17.84
751 to 775	144	72,311,504.26	23.29
776 to 800	150	68,488,161.19	22.05
801 to 820	11	5,673,954.03	1.83
Total:	**679**	**$310,538,467.15**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 739.

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12. Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	501	$238,304,408.26	76.74%
2.250	5	2,254,424.68	0.73
2.750	172	69,612,605.15	22.42
3.125	1	367,029.06	0.12
Total:	**679**	**$310,538,467.15**	**100.00%**

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13. Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	427	$193,017,997.50	62.16%
Alternative	112	52,047,319.09	16.76
No Income - Full Assets	79	40,261,718.92	12.97
Stated	61	25,211,431.64	8.12
Total:	**679**	**$310,538,467.15**	**100.00%**

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14. Originators

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	674	$308,284,042.47	99.27%
NATCITY	5	2,254,424.68	0.73
Total:	**679**	**$310,538,467.15**	**100.00%**

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15. Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	4	$1,378,000.00	0.44%

20.01 to 30.00	11	4,708,981.71	1.52
30.01 to 40.00	40	20,460,258.92	6.59
40.01 to 50.00	65	31,072,406.55	10.01
50.01 to 60.00	93	51,135,682.71	16.47
60.01 to 70.00	144	66,556,542.31	21.43
70.01 to 75.00	97	45,785,417.24	14.74
75.01 to 80.00	197	82,106,160.05	26.44
80.01 to 85.00	5	1,687,790.45	0.54
85.01 to 90.00	16	4,139,810.05	1.33
90.01 to 95.00	7	1,507,417.16	0.49
Total:	**679**	**$310,538,467.15**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 64.71%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 11.36%.

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L:\Whole Loan Activity\GMI\Inventory List\sales\2003\MLMI 2003 A2 500M\march 18\PROSUP\Delany_500million 32103.cas
Mar 21, 2003 15:19

Merrill Lynch
679 records
Balance: 310,538,467

Selection Criteria: Group 2
Table of Contents

1. Range of Principal Balances ($)

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
50,000.01 to 75,000.00	3	$195,837.45	0.06%
75,000.01 to 100,000.00	6	511,109.57	0.16
100,000.01 to 1,000,000.00	662	298,118,527.84	96.00
1,000,000.01 to 1,100,000.00	1	1,022,500.00	0.33
1,100,000.01 to 1,500,000.00	5	6,708,492.29	2.16
1,500,000.01 to 2,000,000.00	2	3,982,000.00	1.28
Total:	**679**	**$310,538,467.15**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $457,346.79. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $2,000,000.00 or less than $62,523.45.

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2. Range of Mortgage Rates (%)

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
4.251 to 4.500	1	$434,022.72	0.14%
4.501 to 4.750	19	8,239,646.07	2.65
4.751 to 5.000	23	10,050,777.29	3.24
5.001 to 5.250	33	13,846,038.09	4.46
5.251 to 5.500	223	95,722,768.43	30.82
5.501 to 5.750	233	111,015,595.95	35.75
5.751 to 6.000	116	52,914,377.08	17.04
6.001 to 6.250	23	15,525,738.98	5.00
6.251 to 6.500	5	2,170,510.55	0.70
6.501 to 6.750	1	431,468.54	0.14
6.751 to 7.000	2	187,523.45	0.06
Total:	**679**	**$310,538,467.15**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.590% per annum and ranged from 4.375% per annum to 7.000% per annum.

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3. Range of Loan-to-Value Ratios at Origination (%) (1)

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date

10.01 to 20.00	4	$1,378,000.00	0.44%
20.01 to 30.00	11	4,708,981.71	1.52
30.01 to 40.00	40	20,460,258.92	6.59
40.01 to 50.00	54	28,654,111.55	9.23
50.01 to 60.00	91	48,974,682.71	15.77
60.01 to 70.00	105	46,561,776.68	14.99
70.01 to 75.00	102	49,205,129.24	15.85
75.01 to 80.00	200	83,587,160.05	26.92
80.01 to 85.00	9	2,454,501.45	0.79
85.01 to 90.00	21	6,585,720.30	2.12
90.01 to 95.00	13	4,658,348.83	1.50
95.01 to 100.00	28	12,881,687.13	4.15
100.01 to 105.00	1	428,108.58	0.14
Total:	**679**	**$310,538,467.15**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 66.73%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 102.31% or less than 11.36%.

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4. Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	610	$280,376,622.87	90.29%
Condo	47	21,105,743.98	6.80
PUD	11	4,104,852.59	1.32
Co-op	8	3,386,331.32	1.09
2-4 Family	3	1,564,916.39	0.50

Total:	**679**	**$310,538,467.15**	**100.00%**

(1) Planned Unit Development

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5. Occupancy Status

Occupancy Status	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	624	$284,459,729.21	91.60%
Second Home	37	20,970,204.94	6.75
Investment	18	5,108,533.00	1.65
Total:	**679**	**$310,538,467.15**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

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6. Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	300	$140,869,128.79	45.36%
Refinance - Cashout	194	89,524,954.63	28.83
Purchase	185	80,144,383.73	25.81
Total:	**679**	**$310,538,467.15**	**100.00%**

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7. Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	132	$65,873,141.69	21.21%
New Jersey	65	29,457,108.31	9.49
New York	46	22,409,460.95	7.22
Florida	49	20,704,409.51	6.67
Massachusetts	34	18,821,793.65	6.06
Michigan	40	18,283,374.00	5.89
Virginia	35	16,460,744.77	5.30
Illinois	32	13,963,971.78	4.50
Minnesota	20	8,982,054.00	2.89
Maryland	16	8,231,628.13	2.65
Texas	21	8,131,097.09	2.62
Georgia	16	7,926,664.36	2.55
Connecticut	16	7,845,493.34	2.53
Arizona	21	7,691,608.40	2.48
Washington	19	7,141,886.46	2.30
Pennsylvania	13	6,296,263.90	2.03
Colorado	11	5,197,853.26	1.67
North Carolina	11	5,066,188.79	1.63
Ohio	9	3,603,705.89	1.16
South Carolina	7	3,340,786.48	1.08
Tennessee	8	3,271,042.98	1.05
District of Columbia	3	1,984,018.04	0.64
Indiana	6	1,715,994.00	0.55
Oregon	5	1,657,881.90	0.53
Alabama	5	1,618,233.45	0.52
New Mexico	2	1,509,000.00	0.49
Louisiana	5	1,326,595.89	0.43
Wisconsin	3	1,251,566.16	0.40

Idaho	3	1,247,360.44	0.40
Rhode Island	1	997,722.00	0.32
Wyoming	2	905,784.00	0.29
Vermont	2	899,447.93	0.29
Utah	2	891,800.00	0.29
Kentucky	3	746,303.59	0.24
Hawaii	1	700,000.00	0.23
Nevada	2	676,756.75	0.22
Maine	1	600,000.00	0.19
Kansas	2	557,500.00	0.18
Iowa	2	508,296.91	0.16
Nebraska	2	475,500.00	0.15
New Hampshire	1	439,003.35	0.14
Mississippi	1	365,000.00	0.12
Missouri	2	337,425.00	0.11
Alaska	1	224,000.00	0.07
Oklahoma	1	203,000.00	0.07
Total:	**679**	**$310,538,467.15**	**100.00%**

Number of States Represented (including DC): 45

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8. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.251 to 9.500	1	$434,022.72	0.14%
9.501 to 9.750	19	8,239,646.07	2.65
9.751 to 10.000	23	10,050,777.29	3.24
10.001 to 10.250	32	13,283,797.09	4.28
10.251 to 10.500	220	94,490,409.50	30.43

10.501 to 10.750	232	110,640,596.01	35.63
10.751 to 11.000	115	52,611,326.08	16.94
11.001 to 11.250	22	13,543,738.98	4.36
11.251 to 11.500	5	2,170,510.55	0.70
11.501 to 11.750	1	431,468.54	0.14
12.501 to 12.750	1	562,241.00	0.18
12.751 to 13.000	8	4,079,933.32	1.31
Total:	**679**	**$310,538,467.15**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.621% per annum and ranged from 9.375% per annum to 13.000% per annum.

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9. Remaining Terms to Stated Maturity in Months

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
337	1	$62,523.45	0.02%
340	1	125,000.00	0.04
347	1	250,000.00	0.08
351	1	431,468.54	0.14
353	2	839,936.48	0.27
354	5	2,726,691.83	0.88
355	34	16,936,971.21	5.45
356	80	35,493,269.14	11.43
357	278	129,438,038.15	41.68
358	182	84,036,719.10	27.06
359	93	39,597,849.25	12.75
360	1	600,000.00	0.19
Total:	**679**	**$310,538,467.15**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 357 months.

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10. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20080401	1	$62,523.45	0.02%
20080701	1	125,000.00	0.04
20090201	1	250,000.00	0.08
20090601	1	431,468.54	0.14
20090801	2	839,936.48	0.27
20090901	5	2,726,691.83	0.88
20091001	34	16,936,971.21	5.45
20091101	80	35,493,269.14	11.43
20091201	278	129,438,038.15	41.68
20100101	182	84,036,719.10	27.06
20100201	93	39,597,849.25	12.75
20100301	1	600,000.00	0.19
Total:	**679**	**$310,538,467.15**	**100.00%**

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11. Range of Credit Scores

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
<= 0	15	$7,925,431.71	2.55%

526 to 550	1	387,819.72	0.12
576 to 600	1	149,600.00	0.05
601 to 625	14	4,647,773.36	1.50
626 to 650	24	9,888,107.73	3.18
651 to 675	39	17,883,737.64	5.76
676 to 700	67	28,624,092.74	9.22
701 to 725	88	39,164,555.07	12.61
726 to 750	125	55,393,729.70	17.84
751 to 775	144	72,311,504.26	23.29
776 to 800	150	68,488,161.19	22.05
801 to 820	11	5,673,954.03	1.83
Total:	**679**	**$310,538,467.15**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 739.

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12. Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	501	$238,304,408.26	76.74%
2.250	5	2,254,424.68	0.73
2.750	172	69,612,605.15	22.42
3.125	1	367,029.06	0.12
Total:	**679**	**$310,538,467.15**	**100.00%**

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13. Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	427	$193,017,997.50	62.16%
Alternative	112	52,047,319.09	16.76
No Income - Full Assets	79	40,261,718.92	12.97
Stated	61	25,211,431.64	8.12
Total:	**679**	**$310,538,467.15**	**100.00%**

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14. Originators

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	674	$308,284,042.47	99.27%
NATCITY	5	2,254,424.68	0.73
Total:	**679**	**$310,538,467.15**	**100.00%**

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15. Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.01 to 20.00	4	$1,378,000.00	0.44%

20.01 to 30.00	11	4,708,981.71	1.52
30.01 to 40.00	40	20,460,258.92	6.59
40.01 to 50.00	65	31,072,406.55	10.01
50.01 to 60.00	93	51,135,682.71	16.47
60.01 to 70.00	144	66,556,542.31	21.43
70.01 to 75.00	97	45,785,417.24	14.74
75.01 to 80.00	197	82,106,160.05	26.44
80.01 to 85.00	5	1,687,790.45	0.54
85.01 to 90.00	16	4,139,810.05	1.33
90.01 to 95.00	7	1,507,417.16	0.49
Total:	**679**	**$310,538,467.15**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 64.71%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 11.36%.

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L:\Whole Loan Activity\GMI\Inventory List\sales\2003\MLMI 2003 A2 500M\march 18\PROSUP\Delany_500million 32103.cas
Mar 21, 2003 15:19

Merrill Lynch
102 records
Balance: 50,338,218

Selection Criteria: Group 3
Table of Contents

1. Range of Principal Balances ($)

Range of Principal Balances ($)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
75,000.01 to 100,000.00	1	$94,400.00	0.19%
100,000.01 to 1,000,000.00	100	48,643,817.93	96.63
1,500,000.01 to 2,000,000.00	1	1,600,000.00	3.18
Total:	**102**	**$50,338,217.93**	**100.00%**

The average principal balance of the Mortgage Loans as of the Cut-off Date was approximately $493,511.94. No Mortgage Loan had a principal balance as of the Cut-off Date greater than $1,600,000.00 or less than $94,400.00.

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2. Range of Mortgage Rates (%)

Range of Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.001 to 5.250	3	$1,322,108.15	2.63%
5.251 to 5.500	4	1,943,511.76	3.86
5.501 to 5.750	42	19,237,126.57	38.22
5.751 to 6.000	44	23,050,521.05	45.79
6.001 to 6.250	7	3,065,413.15	6.09
6.251 to 6.500	1	119,537.25	0.24
7.001 to 7.250	1	1,600,000.00	3.18
Total:	**102**	**$50,338,217.93**	**100.00%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 5.843% per annum and ranged from 5.060% per annum to 7.250% per annum.

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3. Range of Loan-to-Value Ratios at Origination (%) (1)

Range of Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	1	$838,000.00	1.66%
30.01 to 40.00	3	1,891,291.69	3.76
40.01 to 50.00	8	3,189,857.36	6.34
50.01 to 60.00	16	9,924,777.66	19.72
60.01 to 70.00	17	8,210,146.27	16.31
70.01 to 75.00	9	5,006,099.75	9.94
75.01 to 80.00	34	14,917,356.39	29.63

80.01 to 85.00	3	1,259,374.65	2.50
85.01 to 90.00	3	1,736,000.00	3.45
90.01 to 95.00	2	494,400.00	0.98
95.01 to 100.00	6	2,870,914.16	5.70
Total:	**102**	**$50,338,217.93**	**100.00%**

(1) The Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 68.98%. No Mortgage Loan had a Loan-to-Value Ratio at origination greater than 100.00% or less than 28.90%.

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4. Property Type

Property Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Residence	96	$47,161,025.70	93.69%
2-4 Family	1	1,600,000.00	3.18
Condo	4	1,089,973.22	2.17
Co-op	1	487,219.01	0.97
Total:	**102**	**$50,338,217.93**	**100.00%**

(1) Planned Unit Development

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5. Occupancy Status

		Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance

Occupancy Status	Number of Loans	as of the Cut-off Date	Outstanding as of the Cut-off Date
Primary	94	$47,329,917.78	94.02%
Second Home	4	2,041,435.97	4.06
Investment	4	966,864.18	1.92
Total:	**102**	**$50,338,217.93**	**100.00%**

The occupancy status of a Mortgaged Property is as represented by a mortgagor in its loan application.

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6. Loan Purpose

Loan Purpose	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Refinance - Rate Term	55	$27,058,168.03	53.75%
Refinance - Cashout	26	12,002,179.02	23.84
Purchase	21	11,277,870.88	22.40
Total:	**102**	**$50,338,217.93**	**100.00%**

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7. Location

Location	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
California	16	$9,326,104.41	18.53%
New York	8	5,426,712.00	10.78
Virginia	7	3,958,576.91	7.86
Texas	8	3,731,787.30	7.41

New Jersey	8	3,339,607.27	6.63
Connecticut	5	2,634,761.15	5.23
Minnesota	4	2,229,573.98	4.43
Florida	4	1,866,272.83	3.71
Maryland	4	1,711,744.63	3.40
Pennsylvania	3	1,548,756.27	3.08
Washington	3	1,531,699.00	3.04
Alabama	3	1,476,195.00	2.93
North Carolina	3	1,398,611.79	2.78
Illinois	3	1,351,520.00	2.68
Massachusetts	4	1,103,499.91	2.19
Michigan	2	968,196.64	1.92
District of Columbia	1	850,000.00	1.69
Colorado	1	836,500.00	1.66
South Carolina	1	560,160.93	1.11
Kentucky	1	534,000.00	1.06
Ohio	2	504,800.00	1.00
Indiana	2	503,541.00	1.00
Kansas	1	468,000.00	0.93
Utah	1	399,699.00	0.79
Maine	1	383,800.00	0.76
Nevada	1	376,670.45	0.75
Georgia	1	360,000.00	0.72
Idaho	1	353,435.97	0.70
Montana	1	318,825.49	0.63
Louisiana	1	165,000.00	0.33
Tennessee	1	120,166.00	0.24
Total:	**102**	**$50,338,217.93**	**100.00%**

Number of States Represented (including DC): 31

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8. Range of Maximum Mortgage Rates (%)

Range of Maximum Mortgage Rates (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10.001 to 10.250	3	$1,322,108.15	2.63%
10.251 to 10.500	4	1,943,511.76	3.86
10.501 to 10.750	42	19,237,126.57	38.22
10.751 to 11.000	43	22,355,521.05	44.41
11.001 to 11.250	7	3,065,413.15	6.09
11.251 to 11.500	1	119,537.25	0.24
12.751 to 13.000	1	695,000.00	1.38
13.001 to 13.250	1	1,600,000.00	3.18
Total:	**102**	**$50,338,217.93**	**100.00%**

The weighted average Maximum Mortgage Rate of the Mortgage Loans as of the Cut-off Date was approximately 10.903% per annum and ranged from 10.060% per annum to 13.250% per annum.

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9. Remaining Terms to Stated Maturity in Months

Remaining Terms to Stated Maturity in Months	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
341	1	$1,600,000.00	3.18%
354	1	119,537.25	0.24
355	2	1,118,312.00	2.22
356	4	1,589,195.25	3.16
357	75	38,217,236.14	75.92
358	19	7,693,937.29	15.28
Total:	**102**	**$50,338,217.93**	**100.00%**

The weighted average remaining term to stated maturity of the Mortgage Loans as of the Cut-off Date was approximately 357 months.

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10. Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20110801	1	$1,600,000.00	3.18%
20120901	1	119,537.25	0.24
20121001	2	1,118,312.00	2.22
20121101	4	1,589,195.25	3.16
20121201	75	38,217,236.14	75.92
20130101	19	7,693,937.29	15.28
Total:	**102**	**$50,338,217.93**	**100.00%**

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11. Range of Credit Scores

Range of Credit Scores	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
551 to 575	1	$244,492.96	0.49%
601 to 625	4	1,675,531.01	3.33
626 to 650	4	1,633,935.97	3.25
651 to 675	6	2,835,745.41	5.63
676 to 700	9	4,972,365.33	9.88
701 to 725	15	6,714,475.05	13.34
726 to 750	12	6,365,446.13	12.65

751 to 775	27	13,224,205.27	26.27
776 to 800	20	10,643,285.62	21.14
801 to 820	4	2,028,735.18	4.03
Total:	**102**	**$50,338,217.93**	**100.00%**

The weighted average credit bureau risk score of the Mortgage Loans as of the Cut-off Date was approximately 738.

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12. Range of Margins (%)

Range of Margins (%)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.000	94	$46,414,915.95	92.21%
2.750	8	3,923,301.98	7.79
Total:	**102**	**$50,338,217.93**	**100.00%**

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13. Documentation Type

Documentation Type	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full	51	$23,732,591.38	47.15%
Alternative	26	12,102,321.20	24.04
Stated	13	7,741,001.14	15.38
No Income - Full Assets	12	6,762,304.21	13.43
Total:	**102**	**$50,338,217.93**	**100.00%**

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14. Originators

Originators	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
CENDANT	102	$50,338,217.93	100.00%
Total:	**102**	**$50,338,217.93**	**100.00%**

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15. Range of Constructive Loan-to-Value Ratios at Origination (%) (1)

Range of Constructive Loan-to-Value Ratios at Origination (%) (1)	Number of Loans	Aggregate Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
20.01 to 30.00	1	$838,000.00	1.66%
30.01 to 40.00	3	1,891,291.69	3.76
40.01 to 50.00	11	4,037,184.29	8.02
50.01 to 60.00	15	9,364,616.73	18.60
60.01 to 70.00	26	13,145,269.08	26.11
70.01 to 75.00	9	5,006,099.75	9.94
75.01 to 80.00	34	14,917,356.39	29.63
85.01 to 90.00	2	1,044,000.00	2.07
90.01 to 95.00	1	94,400.00	0.19
Total:	**102**	**$50,338,217.93**	**100.00%**

(1) The Constructive Loan-to-Value Ratio for any Mortgage Loan is calculated as (i) the original loan amount less the amount of any required Additional Collateral, generally 30%, divided by (ii) the appraised value of the Mortgage Property at origination, or if the loan is a purchase, the lesser of the appraised value and the purchase price of the Mortgaged Property.

The weighted average Constructive Loan-to-Value Ratio at origination of the Mortgage Loans was approximately 66.44%. No Mortgage Loan had a Constructive Loan-to-Value Ratio at origination greater than 95.00% or less than 28.90%.

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L:\Whole Loan Activity\GMI\Inventory List\sales\2003\MLMI 2003 A2 500M\march 18\PROSUP\Delany_500million 32103.cas
Mar 21, 2003 15:19